UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO
Amendment No. 2

Tender Offer Statement under Section 14(d)(1) of the Securities
Exchange Act of 1934

PERDIGÃO S.A.

(Name of Subject Company)

SADIA S.A.

(Name of Filing Person - Offeror)

Common shares, no par value
(Title of Class of Securities)

71361V303
(CUSIP Number of Class of Securities)

Luiz Gonzaga Murat Junior

Chief Financial Officer and Director of Investor Relations

Rua Fortunato Ferraz, 365

Vila Anastacio, São Paulo, SP

05093-901 Brazil

(55 11) 2113-3465
(212) 878-8000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Richard D. Pritz
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019
(212) 878-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,688,622,054	$180,683

(1)                                  Estimated for purposes of calculating the amount of the filing fee only.  Calculated based on (1) 133,957,152 shares, the number of outstanding shares according to the subject company’s Annual Report on Form 20-F for the year ended December 31, 2005, (2) the offer price of R$27.88 per common share and (3) the exchange rate of R$2.2117 = U.S.$1.00, based on the Federal Reserve Bank of New York’s noon buying rate on July 17, 2006.

(2)                                  $107 per million dollars of transaction value.

☒                                  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  $180,683.

Form or Registration No.:  Schedule TO-T.

Filing Party:   Sadia S.A.

Date Filed:  July 18, 2006.

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒                                  third party tender offer subject to Rule 14d-1

☐                                    issuer tender offer subject to Rule 13e-4

☐                                    going-private transaction subject to Rule 13e-3

☐                                      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

                This Amendment No. 2 amends and supplements the tender offer statement on Schedule TO-T originally filed on July 18, 2006, as amended, by Sadia S.A., a corporation organized under the laws of the Federative Republic of Brazil.  The Schedule TO-T relates to the offer by Sadia to purchase all outstanding shares of common stock, no par value per share, of Perdigão S.A., a corporation organized under the laws of the Federative Republic of Brazil, for R$27.88 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the offer to purchase, dated July 18, 2006 (as may be amended or supplemented from time to time).

Item 12.  Exhibits.

Item 12 of the Schedule TO-T is hereby amended and supplemented by adding the following:

(a)(5)(I)        Market Announcement dated July 19, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SADIA S.A.

By:	/s/ Luiz Gonzaga Murat Junior
	Name:	Luiz Gonzaga Murat Junior
	Title:	Chief Financial Officer

Dated: July 20, 2006